Frances V. Ryan 215-988-2897 Frances.Ryan@dbr.com

December 24, 2015

VIA EDGAR

Ms. Deborah O’ Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”)

Response to Examiner Comments on

Post-Effective Amendment No. 48

(File Nos. 33-18781 and 811-5407)

Dear Ms. Johnson:

The following responds to the comments we received from you on December 14, 2015, regarding the above-referenced Post-Effective Amendment to Registrant’s Registration Statement on Form N-1A (the Post-Effective Amendment). The Post-Effective Amendment was filed pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended, to convert the Money Market Portfolio to a government money market fund, in accordance with recent amendments to Rule 2a-7 under the 1940 Act. The Portfolio is also changing its name to the Government Money Market Portfolio as of the effective date of the Amendment. Our responses (in bold) follow your comments.

1. Comment: The footnote to the Fees and Expense Table states that “The Administrator has agreed to reduce or limit the Total Annual Portfolio Operating Expenses….” . Please confirm whether the Administrator can recoup fees and if so, place the terms of such recoupment in the footnote.

Response: Registrant confirms that the Administrator cannot recoup reduced fees.

2. Comment: Please add “by cash or such securities” to the following language under “Principal Investment Strategies” section so that it reads as follows: “Government money market funds” are money market funds that invest at least 99.5% of their assets in cash, U.S. Government Securities, and/or repurchase agreements that are collateralized fully by cash or such securities.

Response: Registrant will add the language in question.

Ms. Deborah Johnson

December 24, 2010

3. Comment: Please advise whether disclosure is required pursuant to Form N-1A Item 16(g)(2) which provides as follows: “Financial Support Provided to Money Market Funds. During the last 10 years, any occasion on which an affiliated person, promoter, or principal underwriter of the Fund, or an affiliated person of such a person, provided any form of financial support to the Fund, including a description of the nature of support, person providing support, brief description of the relationship between the person providing support and the Fund, date support provided, amount of support, security supported (if applicable), and the value of security supported on date support was initiated (if applicable)”.

Response: Registrant has confirmed that no disclosure is required pursuant to Form N-1 A Item 16(g)(2).

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-2897.

Sincerely,

/s/ Frances V. Ryan
Frances V. Ryan

cc:	Mr. Jay Johnson
Mary Jo Reilly, Esq.